August 21, 2018

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069200, Israel

       Re: InMode Ltd.
           Draft Registration Statement on Form F-1
           Submitted July 25, 2018
           CIK No. 0001742692

Dear Mr. Mizrahy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form F-1 submitted July 25, 2018

Strong brand recognition, page 4

1. Please reconcile your disclosure that your technology is not laser based with your disclosure regarding laser applications like on pages 2 and 18. In this regard, tell us the portion of your revenue from minimally-invasive products and the portion from non-
       invasive products, and tell us about any trends you are experiencing regarding the contribution to revenue of the products and handpieces that you mention on pages 72-74.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany NameInMode Ltd.
August 21, 2018
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FirstName LastName
Leverage our existing technology, page 5

2. We note your disclosure regarding three new product platforms. Please tell us the status of development of the platforms, and the status of any required regulatory clearances.
         Also provide us your analysis of how investors will be able to evaluate the significance of the new product platforms from your existing disclosure.
Maintain a strong intellectual property and patent portfolio, page 5

3. Balance your disclosure here to highlight the "few" barriers to entry mentioned on page
         80. Also highlight the patent litigation mentioned on page 79 in your "Risks Associated with our Business" disclosure beginning on page 5.
Implications of Being an Emerging Growth Company, page 6

4. Reconcile your disclosure here that you have irrevocably elected to opt out of the extended transition period under Section 107 of the JOBS Act with your disclosure on page 60 that you have elected to utilize the exemption.
5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 12

6. Your disclosure on page 4 under the caption "Our Growth Strategy" suggests that you might be marketing your products in countries other than those identified in your disclosure on page 4 regarding where you are "permitted to sell [y]our products." If you are marketing your product in jurisdictions in which you do not have required clearances, please clearly disclose the related risks. In this regard, we also note your disclosure on page 86 that you seek to obtain regulatory approvals related to use of radio frequency energy; please tell us whether you have obtained all required approvals.
7. Please provide us your analysis of any risks created by the nature and amount of marketable securities that you hold.
Product liability suits could be brought, page 19

8. If you currently do not have insurance or do not have insurance that you believe is sufficient, please revise to clarify.
We are or may become subject to numerous foreign, federal, and state healthcare statutes and regulations, page 22

9. We note your disclosure that you may be subject to transparency laws. Please clarify whether you are subject to those laws. Also, please clarify why it is possible that
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany NameInMode Ltd.
August 21, 2018
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         authorities may conclude that your business practices do not comply with current laws as you mention in the second paragraph of this risk factor.
If we are unable to protect our intellectual property rights, page 23

10. Revise your disclosure in the second paragraph of this risk factor to discuss the extent of your business in jurisdictions in which you have not applied or obtained patent protection so that an investor will understand the magnitude of the risk.
11. Please address existing patent litigation in a separately captioned risk factor. Disclose the extent of your business that is derived from the intellectual property in dispute. Also, provide us your analysis of whether the litigation amounts to an uncertainty that is required to be addressed pursuant to Item 5.D of Form 20-F.
We may be subject to claims, page 27

12. Please expand your risk factor disclosure to highlight the related litigation you disclose on page 88 and any material effects of the settlements.
We may be unable to obtain or maintain, page 32

13. Please clarify the date by which you must register your products with Israeli health authorities. In an appropriate section of your prospectus, address the registration process.
As a "foreign private issuer," we are permitted, page 37

14. Please highlight how home country law differs from the requirements mentioned in this risk factor. Also, highlight in the risk factor the quorum and director nomination issues mentioned on page 91.
The tax benefits available, page 39

15. Please specify the material conditions to maintain the tax benefit that is the subject of this risk factor.
Provisions of our amended and restated articles of association, page 40

16. Please clarify which material agreements require receipt of consents for change of control transactions.
Market, Industry and Other Data, page 42

17. Please tell us whether you commissioned any data disclosed in your prospectus.
Components of Our Results of Operations, page 51

18. Please clarify the extent of your revenue from the United States. Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany NameInMode Ltd.
August 21, 2018
August 21, 2018 Page 4
Page 4
FirstName LastName

19. Please tell us the extent of revenue from consumables in each period presented. Also tell us the percentage of revenue derived from service contracts and warranties in each period presented.
Revenue, page 53

20. Revise to disclose the extent to which the changes in your revenues are attributable to changes in prices. Separately discuss the extent to which changes in revenues are related to new products. Also, please tell us the extent of your business derived from the long-
         term financing that you mention on page 57 in each period presented. Business, page 61

21. Please tell us the extent that clinical results differ from the "before-and-after" pictures that you include in your prospectus, and whether those pictures represent typical results. Also, where you refer to clinical studies like on page 2, please distinguish between completed studies and studies that are not completed; tell us the extent of your involvement with the studies.
Aesthetic Solutions Market Opportunity, page 62

22. Where you discuss global markets like here and on page 2, clarify the portion of such markets that represent your market opportunity.
Our Solution, page 66

23. Revise to clarify how your products overcome the limitations and risks mentioned in the previous section, and clarify which limitations and risks remain. For example, do your products overcome the issue regarding multiple steps? In this regard, please tell us the cost of your products relative to competitive non-invasive and minimally-invasive products, and whether competitive non-invasive and minimally-invasive products provide any of the benefits that you mention in this section.
24. We note your disclosure that many of your solutions are supported by clinical data.
         Please clarify which solutions are supported by clinical data. Also, tell us whether the clinical results that you cite in your prospectus are statistically significant, and whether studies or users of your products have revealed any material negative results or limitations of your products.
Intellectual Property, page 78

25. Revise to clarify the extent to which you are dependent on your issued patents. From the fourth sentence of the second paragraph in this section, it is unclear the extent to which the issued patents address the technology you describe. Separately address the extent of your dependence on other intellectual property. See Item 4.B.6 of Form
20-F.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany NameInMode Ltd.
August 21, 2018
August 21, 2018 Page 5
Page 5
FirstName LastName
Disclosure of Compensation of Executive Officers and Directors, page 97

26. We note your disclosure that you are required to disclose the annual compensation of your five most highly compensated office holders on an individual basis. Please provide the disclosure required by Item 6.B.1 of Form 20-F.
Relationship with Home Skinovations Ltd., page 106

27. Please tell us the nature of the aesthetic applications addressed by Home Skinovations devices. Also tell us the nature of the software that you license from Home Skinovations, and tell us about any roles that the individuals named in the first paragraph of this section have with Home Skionovations.
Joint Venture Equity Interest Conversion Rights, page 106

28. Disclose the amount paid for the joint venture interests that may be converted into shares.
29. We note your disclosure on page 8 that you have excluded the shares issuable upon conversion of the non-controlling equity interests, and your disclosure on page 33 that the right to convert ends following this offering. Please tell us the basis for excluding the shares and when you will know whether conversion will occur relative to the effective date of this registration statement. Also, given your disclosure on page F-8 that the non-
         controlling equity interests are redeemable, please disclose the redemption terms, including who holds the option to redeem the interests. File the U.K. joint venture agreement as an exhibit to your registration statement or advise. Principal Shareholders, page 108

30. Please revise to disclose the natural person or persons who beneficially own the securities held by the entities named in the table.
Transfer of Shares and Notices, page 112

31. Please tell us the nature of the exemptions and reliefs that you mention in this paragraph.
Taxation, page 118

32. We note your disclosure regarding stamp taxes and other charges on page 132. Please provide information regarding the extent to which shareholders in the United States may be subject to these taxes and charges. Also address the amount of the taxes and charges.
Other Relationships, page 132

33. We note your disclosure in the first paragraph of this section. Describe the nature and terms of any material relationship between the company and any underwriter. See Item
         9.B.10 of Form 20-F.
 Moshe Mizrahy
InMode Ltd.
August 21, 2018
Page 6
Exhibit Index, page II-5

34.    Please file Dr. Kreindel's consent as required by Rule 438.
35. Please tell us why the subsidiary mentioned in the first sentence on page 90 is not mentioned in exhibit 21.
36. Please file the attachments missing from exhibits 10.9 and 10.10. In this regard, it is unclear why several attachments are missing from exhibit 10.11; please advise.
37. Given your disclosure on page 18 regarding risks related to four manufacturing subcontractors and to sole-source suppliers, please tell us how you determined which manufacturing and supply agreements to file as exhibits to your registration statement.
        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameMoshe Mizrahy
                                                             Division of
Corporation Finance
Comapany NameInMode Ltd.
                                                             Office of
Electronics and Machinery
August 21, 2018 Page 6
cc:       Brian D. Hirshberg
FirstName LastName